UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

22ND CENTURY GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

90137F103
(CUSIP Number)

Henry Sicignano III 9350 Main Street Clarence, NY 14031 (716) 270-1523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90137F103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henry Sicignano III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 5,949,593
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,949,593
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,949,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14	TYPE OF REPORTING PERSON* IN

(1) The percentage calculation is based on 34,836,979 shares of common stock of 22nd Century Group, Inc. outstanding and includes 2,542,347 shares of common stock and 800,413 warrants to acquire common stock held by Henry Sicignano III Group, LLC, 389,564 shares of common stock issuable upon exercise of warrants, 100,000 shares of common stock issuable upon the exercise of stock options and 329,666 shares of common stock upon conversion of a note. Excludes 395,600 warrants to purchase shares of common stock issuable upon conversion of a note. 300,000 of the shares issued to Mr. Sicignano under the Company’s Employee Incentive Plan (EIP) are time-based awards subject to vesting over the next 18 months on April 1 of 2013 to 2014, such that 150,000 shares shall vest on April 1 of each such year. Mr. Sicignano also holds 100,000 performance based shares of restricted stock issued as equity incentive awards under the Company’s EIP, which are subject to forfeiture unless certain performance milestones are achieved.

Mr. Sicignano is Managing Member of Henry Sicignano III Group, LLC and, accordingly, exercises voting and investment power with respect to the shares held by Henry Sicignano III Group, LLC.

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CUSIP No. 90137F103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henry Sicignano III Group, LLC IRS ID No.: 27-2345325
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 3,342,760
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,342,760
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,342,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14	TYPE OF REPORTING PERSON* OO

The percentage calculation is based on 34,836,979 shares of common stock of 22nd Century Group, Inc. outstanding and includes warrants for to purchase 800,413 shares of common stock.

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CUSIP No. 90137F103

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock (the “Common Stock”) of the following corporation (the “Issuer’):

22nd Century Group, Inc.
9350 Main Street
Clarence, New York 14031

Item 2. Identity and Background

(a) This Statement on Schedule 13D (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Henry Sicignano III Group, LLC, a New York limited liability company (“HS III Group”); and (ii) Mr. Sicignano, by virtue of Mr. Sicignano being the Manager of HS III Group. HS III Group and Mr. Sicignano are sometimes collectively referred to herein as the “Reporting Persons.” Incorporated herein by reference is an agreement between HS III Group and Mr. Sicignano that provides that this Statement is filed on behalf of each of them.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b) Business address for each of the Reporting Persons:

9350 Main Street

Clarence, New York 14031

(c) Mr. Sicignano currently serves as President, Secretary and interim Chief Financial Officer of the Issuer. Mr. Sicignano is also a Director of the Issuer. In addition, Mr. Sicignano is the Manager of HS III Group.

(d) Neither Mr. Sicignano nor HS III Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Sicignano nor HS III Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sicignano is a citizen of the United States. HS III Group is a limited liability company organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

On January 25, 2011, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with 22nd Century Limited, LLC, a privately-held Delaware limited liability company (“22nd Century Limited”), and 22nd Century Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Acquisition Sub”). Also on January 25, 2011, the Company consummated the merger transaction contemplated under the Merger Agreement (the “Merger”), pursuant to which Acquisition Sub was merged with and into 22nd Century Limited, and 22nd Century Limited, as the surviving entity, became a wholly-owned subsidiary of the Issuer.

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CUSIP No. 90137F103

22nd Century Limited previously issued warrants to certain of its members (the “Prior Member Warrants”), which Prior Member Warrants were exercisable for the purchase of a certain number of limited liability company membership interest units of 22nd Century Limited (the “Units”), at an exercise price of Three Dollars ($3.00) per Unit. In addition, prior to consummation of the Merger, 22nd Century Limited completed a private placement offering (the “Private Placement Offering”) of 5,434,446 securities (the “PPO Securities”), at the purchase price of One Dollar ($1.00) per PPO Security. Each PPO Security consisted of: (i) one (1) Unit; and (ii) a five-year warrant exercisable for the purchase of one half of one (1/2) Unit, at an exercise price of One Dollar and 50 Cents ($1.50) per whole Unit (a “Prior PPO Warrant”).

In accordance with the terms of the Merger Agreement, upon the consummation of the Merger by the Company, each member of 22nd Century Limited, including each of Mr. Sicignano and HS III Group, received one (1) share of Common Stock in exchange for each issued and outstanding Unit of 22nd Century Limited held by the member immediately prior to the consummation of the Merger. In addition, upon consummation of the Merger, each member of 22nd Century Limited who held a Prior Member Warrant, including each of Mr. Sicignano and HS III Group, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of Three Dollars ($3.00) per share (a “Conversion Warrant”), in exchange for the member’s Prior Member Warrant. Finally, upon consummation of the Merger, each investor who participated in the Private Placement Offering, including HS III Group, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of One Dollar and 50 Cents ($1.50) per share (a “New PPO Warrant), in exchange for the investor’s Prior PPO Warrant.

The Merger Agreement, form of Conversion Warrant and form of New PPO Warrant are incorporated by reference to Exhibits 2.1, 10.4 and 10.5, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Subsequent to the Merger, Mr. Sicignano acquired the shares of Common Stock, Warrants and Notes reported herein using his personal funds in addition to the acquisition of shares of Common Stock pursuant to the Company’s Equity Incentive Plan.

Item 4. Purpose of Transaction

The securities described herein were acquired for personal investment purposes. In addition, as a condition to the consummation of the Merger, the Issuer and Mr. Sicignano entered into an employment agreement dated January 25, 2011, pursuant to which Mr. Sicignano serves as the President and Secretary of the Issuer.

As disclosed in the Company’s public reports, the Company plans to raise funds through the issuance of debt or equity securities or by entering into collaboration and licensing arrangements in order to continue operations. Failure to raise sufficient funds would significantly increase the risk that the Company would be unable to continue operations.

Other than as stated above, the Reporting Persons currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

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CUSIP No. 90137F103

Item 5. Interest in Common Stock of the Issuer

(a)          As of November 9, 2012, the Company had 34,836,979 shares of common stock issued and outstanding.  As of November 9, 2012, Mr. Sicignano beneficially owned 5,949,593 shares of the Company's Common Stock, including 2,542,347 shares of common stock and 800,413 warrants to acquire common stock held by Henry Sicignano III Group, LLC, 389,564 shares of common stock issuable upon exercise of warrants, 100,000 shares of common stock issuable upon the exercise of stock options and 329,666 shares of common stock upon conversion of a note. Excludes 395,600 warrants to purchase shares of common stock issuable upon conversion of a note. 300,000 of the shares issued to Mr. Sicignano under the Company’s Employee Incentive Plan (EIP) are time-based awards subject to vesting over the next 18 months on April 1 of 2013 to 2014, such that 150,000 shares shall vest on April 1 of each such year. Mr. Sicignano also holds 100,000 performance based shares of restricted stock issued as equity incentive awards under the Company’s EIP, which are subject to forfeiture unless certain performance milestones are achieved. Mr. Sicignano is Managing Member of Henry Sicignano III Group, LLC and, accordingly, exercises voting and investment power with respect to the shares held by Henry Sicignano III Group, LLC.

(b)          As of November 9, 2012, assuming the exercise by HS III Group of warrants to purchase 800,413 shares, HS III Group owns 3,342,760 shares representing 9.4% of the outstanding shares of the Issuer. Mr. Sicignano, as manager of HS III Group, has sole voting and dispositive power over these shares. Mr. Sicignano has sole voting and dispositive power over the shares he beneficially owns.

(c)          On November 9, 2012, the Company entered into a Securities Purchase Agreement with certain accredited investors, including Mr. Sicignano, whereby Mr. Sicignano acquired 600,000 shares of the Company’s common stock, $0.00001 par value, and warrants with a 5-year term to purchase up to 300,000 shares of the Company’s Common Stock at an exercise price of $1.00 per share for $0.25 per unit. The Common Stock and Warrants were offered and sold to only “accredited investors” (as defined in section 501(a) of Regulation D of the Securities Act of 1933) pursuant to an exemption from the registration requirements under Sections 4 (2), Section 4(6) and Regulation S of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

(d)          Any dividends on the shares beneficially owned by Mr. Sicignano will be paid to Mr. Sicignano or to HS III Group. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

(e)          Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

On January 25, 2011, Mr. Sicignano and the Issuer entered into an Employment Agreement, pursuant to which Mr. Sicignano provides services to the Issuer as its President and Secretary. The Employment Agreement is incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011. Mr. Sicignano is also interim CFO and a director of the Company.

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CUSIP No. 90137F103

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1. Agreement and Plan of Merger and Reorganization, dated January 25, 2011, by and among the Company, 22nd Century Limited and Acquisition Sub. This agreement is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

2. Employment Agreement dated January 25, 2011, by and between the Issuer and Henry Sicignano III. This agreement is incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

3. Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to members of 22nd Century Limited that were members prior to the consummation of the Private Placement Offering. This agreement is incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

4. Form of Warrant dated January 25, 2011, issued upon consummation of the Merger to investors in the Private Placement Offering. This agreement is incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

5. Agreement of Joint Filing dated February 4, 2011, between HS III Group and Henry Sicignano III. This agreement is incorporated by reference to Exhibit 5 to the Reporting Persons Statement on Schedule 13D filed February 7, 2011.

6. Securities Purchase Agreement dated December 14, 2011, by and between the Issuer and purchasers thereto, is incorporated by reference to Exhibit 10.1 to the Issuers Current Report on Form 8-K filed with the SEC on December 16, 2011.

7. Form of Note dated December 14, 2011, issued by the Issuer pursuant to the Purchase Agreement, is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2011.

8. Form of Warrant issuable by the Issuer upon conversion of the Note dated December 14, 2011, is incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2011.

9. Securities Purchase Agreement dated May 15, 2012 between the Issuer, Mr. Sicignano and the other investors thereto. Incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

10. Form of Warrant to Securities Purchase Agreement dated May 15, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

11. Securities Purchase Agreement dated November 9, 2012 between the Issuer and the other investors thereto. Incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

12. Form of Warrant to Securities Purchase Agreement dated November 9, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2012
Date

/s/ Henry Sicignano III
Henry Sicignano III

Henry Sicignano III Group, LLC

By:	/s/ Henry Sicignano III
Henry Sicignano III, Manager

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